Certificate of Amalgamation	Certificat de fusion
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Hudbay Minerals Inc.
Corporate name / Dénomination sociale

1004033-9
Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la Loi canadienne sur les sociétés par actions, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Virginie Ethier
Director / Directeur

2017-01-01
Date of Amalgamation (YYYY-MM-DD)
Date de fusion (AAAA-MM-JJ)

Industry Canada Industrie Canada

Canada Business Corporations Act (CBCA)
FORM 9
ARTICLES OF AMALGAMATION
(Section 185)

1 - Corporate name of the amalgamated corporation

Hudbay Minerals Inc.

2 - The province or territory in Canada where the registered office is situated *(do not indicate the full address)*

Manitoba

3 - The classes and any maximum number of shares that the corporation is authorized to issue

The annexed Schedule A is incorporated in this form.

4 - Restrictions, if any, on share transfers

None

5 - Minimum and maximum number of directors *(for a fixed number of directors, please indicate the same number in both boxes)*

Minimum number 6 **Maximum number** 13

6 - Restrictions, if any, on the business the corporation may carry on

None

7 - Other provisions, if any

The annexed Schedule B is incorporated in this form

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

○	**183 - Long form :** approved by special resolution of shareholders		
☑	**184(1) - Vertical short-form :** approved by resolution of directors		
○	**184(2) - Horizontal short-form :** approved by resolution of directors		

9 - Declaration

I hereby certify that I am a director or an authorized officer of the following corporation:

Name of the amalgamating corporations	Corporation number	Signature
The annexed Schedule C is incorporated in this form		

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

IC 3190E (2016/01) Page 1 of 2

Canada

Schedule A
to
Articles of Amalgamation

The Corporation is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of common shares.

The rights, privileges, restrictions and conditions attaching to each class of shares is as follows:

Preference Shares

The preference shares as a class shall have attached thereto the following rights, restrictions, limitations and prohibitions:

i. The preference shares may from time to time be issued in one or more series and subject to the following provisions, and subject to the sending of articles of amendment in prescribed form, and the endorsement thereon of a certificate of amendment in respect thereof, the directors may fix from time to time before such issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preference shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

ii. The preference shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares of the Corporation ranking junior to the preference shares. The preference shares of any series may also be given such other preferences, not inconsistent with these articles, over the common shares and any other shares of the Corporation ranking junior to the preference shares as may be fixed in accordance with clause (i) herein.

iii. If any cumulative dividends or amounts payable on the return of capital in respect of a series of preference shares are not paid in full, all series of preference shares shall participate rateably in respect of such dividends and return of capital.

iv. The preference shares of any series may be made convertible into common shares at such rate and upon such basis as the directors in their discretion may determine.

v. Unless the directors otherwise determine in the articles of amendment designating a series, no holder of preference shares shall be entitled to receive notice of, attend, be represented at or vote in respect thereof at any annual or special meeting of the Corporation unless the meeting is convened for considering the winding up of the Corporation, the amalgamation of the Corporation with another corporation or